Exhibit (a)(1)(f)

Confirmation E-mail to Employees who Withdraw their Stock Options from the Exchange Offer

Advanced Analogic Technologies Incorporated (“AnalogicTech”) has received your withdrawal form dated [                    ], by which you rejected AnalogicTech’s offer to exchange some or all of your eligible outstanding options for new stock options. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

If you change your mind and decide that you would like to participate in this offer, a properly completed and signed copy of the election form must be received by facsimile, e-mail, portable document format (PDF) or by hand delivery on or before 5:00 p.m., Pacific Time, on January 17, 2007 by:

Connie Pat

Advanced Analogic Technologies Incorporated

830 East Arques Avenue

Sunnyvale, California 94085

Fax: (408) 716-2539

E-mail: conniepat@analogictech.com

Only responses that are complete, signed and actually received by Connie Pat by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Connie Pat at:

Advanced Analogic Technologies Incorporated

830 East Arques Avenue

Sunnyvale, California 94085

(408) 737-4629

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Richard K. Williams, dated December 15, 2006; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.